                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 2)*




                        American Eagle Outfitters, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



  Common Stock, without par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   02553D 10 8
  -----------------------------------------------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following page(s))

                                  Page 1 of 5 Pages

                                                SCHEDULE 13G

 CUSIP NO.

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON Jay L. Schottenstein                                                     |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |    ###-##-####                                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |           United States                                                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  2,874,611                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |     0                                                           |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  2,874,611                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |     0                                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 2,874,611                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 28.61%                                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | IN                                                                                                |
-----------------------------------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON  D.C.  20549

                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                               (Amendment No.  2)

ITEM 1 (A).  NAME OF ISSUER:

American Eagle Outfitters, Inc.
-----------------------------------------------------------------------------


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

150 Thorn Hill Drive, Warrendale, PA  15086
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------


ITEM 2 (A).  NAME OF PERSON FILING: (i) Retail Ventures, Inc., A PA Corp.
                                   (ii) Natco Industries, Inc., A DE Corp.
                                  (iii) Jay L. Schottenstein
-----------------------------------------------------------------------------


ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

1800 Moler Road, Columbus, OH  43207
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------


ITEM 2 (C).  PLACE OF ORGANIZATION:  (i) Pennsylvania
                                    (ii) Delaware
                                   (iii) US Citizen

-----------------------------------------------------------------------------


ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

Common Stock, without par value
-----------------------------------------------------------------------------


ITEM 2 (E).  CUSIP NUMBER:

02553D 10 8
-----------------------------------------------------------------------------


ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                     13d - 2 (b), INDICATE TYPE OF PERSON FILING:

                                     N/A
-----------------------------------------------------------------------------

                               Page 3 of 5 pages

                                                                                                                     Jay
ITEM 4.  OWNERSHIP:                                                          Retail Ventures          NATCO      Schottenstein
                                                                             ----------------     -------------  -------------
          (a)  Amount of beneficially owned:                                 2,844,611 shares        3,107,189     2,874,611
                                                                            --------------------- -------------  -------------
          (b)  Percent of class:                                                   28.31%              30.93%          28.61%
                                                                            ---------------------  ------------  -------------
          (c)  Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote                       2,844,611          3,107,189     2,874,611
                                                                            ---------------------  ------------  -------------
             (ii) Shared power to vote or to direct the vote                         0                     0             0
                                                                           ---------------------   ------------  -------------
            (iii) Sole power to dispose or to direct the disposition of          2,844,611          3,107,189     2,874,611
                                                                            --------------------   ------------  -------------
             (iv) Shared power to dispose or to direct the disposition of           0                     0             0
                                                                            --------------------   ------------  --------------


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable
          --------------

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities. Those persons whose interest relates to more than five percent of the class are:

          None
          ----

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Identification:  None
                           ---------------------
          Classification:
                           --------------------------------

                           -------------------

Item 8.   Identification and Classification of Members of the Group.

              For purposes of this report, Retail Ventures, Inc. (RVI) and Natco Industries, Inc. (Natco) shall constitute a group.

              RVI, a Pennsylvania corporation, is the record and beneficial owner of 2,844,611 shares of common stock of the Issuer. Jay L. Schottenstein is the Chairman and Chief Executive Officer of RVI. Mr. Schottenstein is the beneficial owner of 59.7% of the outstanding voting securities of RVI and exercises sole and/or shares voting and investment power over these shares held in trust for family members as to which Mr. Schottenstein is Trustee. Accordingly, Mr. Schottenstein may be deemed to be the beneficial owner of the shares of common stock of the Issuer held by RVI.

              Natco, a Delaware corporation, is the record and beneficial owner of 3,107,189 shares of common stock of the Issuer. Jay L. Schottenstein is the Chairman and Chief Executive Officer of Natco. Geraldine Schottenstein, mother of Jay L. Schottenstein, is no longer included as a member of the group, even though she is trustee of trusts that own a majority of the outstanding stock of Natco, since she does not have the power to direct the voting of all of such shares.


                              Page  4 of 5 Pages

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable
         --------------


ITEM 10.  CERTIFICATION

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1997
     ------------------

Retail Ventures, Inc.


By: /s/ JAY L. SCHOTTENSTEIN
    ---------------------------------------------
    Jay L. Schottenstein, Chairman and Chief
     Executive Officer


Natco Industries, Inc.

By: /s/ JAY L. SCHOTTENSTEIN
   ----------------------------------------------
   Jay L. Schottenstein, Chairman and Chief
    Executive Officer

/s/ JAY L. SCHOTTENSTEIN
-------------------------------------------------
Jay L. Schottenstein


                              Page 5 of 5 Pages